Mail Stop 4720

August 28, 2009

Mr. Stancil E. Barton, Esq.
Executive Vice President and General Counsel
National Financial Partners Corp.
340 Madison Avenue, 19th Floor
New York, New York 10173

> **Re: National Financial Partners Corp.**
> **Registration Statement on Form S-3**
> **Filed August 21, 2009**
> **File Number 333-161481**

Dear Mr. Barton:

We have reviewed your filing and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Form S-3

1. We note your disclosure on page 2 that information about the selling stockholders will be set forth in the applicable prospectus supplement. Please revise the "Selling Stockholders" section of your registration statement to identify all known selling shareholders and describe the class of unknown persons who might sell.

*   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Please contact Rose Zukin at (202) 551-3239 or me at (202) 551-3710 with any questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Phyllis G. Korff, Esq.
        Richard B. Aftanas, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP
        Four Times Square
        New York, New York 10036